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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (RULE 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         ==============================
                    THE SOURCE INFORMATION MANAGEMENT COMPANY
                        D/B/A SOURCE INTERLINK COMPANIES
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

           OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    836151209
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                            (UNDERLYING COMMON STOCK)

                         ==============================
                                W. BRIAN RODGERS
                             CHIEF FINANCIAL OFFICER
                    THE SOURCE INFORMATION MANAGEMENT COMPANY
                            TWO CITY PLACE, SUITE 380
                            ST. LOUIS, MISSOURI 63141
                                 (314) 995-9040
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                   COMMUNICATIONS ON BEHALF OF FILING PERSON)

                         ==============================
                                    COPY TO:
                               JOHN L. GILLIS, JR.
                             ARMSTRONG TEASDALE, LLP
                             ONE METROPOLITAN SQUARE
                                   SUITE 2600
                         ST. LOUIS, MISSOURI 63102-2740
                                 (314) 621-5070

                            CALCULATION OF FILING FEE

    Transaction Valuation*                             Amount of Filing Fee
--------------------------------                  ------------------------------
          $1,878,790                                          $376.00

                         ------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 516,860 shares of common stock of The Source Information Management Company having an aggregate value of $1,878,790 as of October 10, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
         Check box if any part of the fee is offset as provided by Rule 0-11 (a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid:    Not applicable.    Filing party:  Not applicable.
   Form or Registration No.:  Not applicable.    Date filed:    Not applicable.

         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         third party tender offer subject to Rule 14d-1.
   x     issuer tender offer subject to Rule 13e-4.
         going-private transaction subject to Rule 13e-3.
         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.



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                                TABLE OF CONTENTS

         Item 1. Summary Term Sheet.
         Item 2. Subject Company Information.
         Item 3. Identity and Background of Filing Person.
         Item 4. Terms of the Transaction.
         Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
         Item 6. Purposes of the Transaction and Plans or Proposals.
         Item 7. Source and Amount of Funds or Other Consideration.
         Item 8. Interest in Securities of the Subject Company.
         Item 9. Person/Assets. Retained. Employed. Compensated or Used.
         Item 10. Financial Statements.
         Item 11. Additional Information.
         Item 12. Exhibits.
         Item 13. Information Required b Schedule 13E-3.
         SIGNATURE
         INDEX TO EXHIBITS
         Offer to Exchange. dated October 22, 2001
         Form of Letter of Transmittal
         Form of Letter to Eligible Option Holders
         Form of Letter to Tendering Option Holders
         Ex-99(a) (2) Press Release dated October 22, 2001
         Ex-99(d) (3) Form of Stock Option Agreement

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated October 22, 2001 (the "Offer to Exchange"), attached hereto as exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is The Source Information Management Company, doing business as Source Interlink Companies, a Missouri corporation (the "Company"); the address of its principal executive offices is Two City Place, Suite 380, St. Louis, Missouri 63141; and the telephone number of its principal executive offices is (314) 995-9040. The information set forth in
Section 9 of the Offer to Exchange under the caption "Information Regarding the Company" is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options (the "Options") outstanding under the Amended and Restated 1995 Incentive Stock Option Plan (the "1995 Incentive Plan") and the 1998 Omnibus Plan (the "Omnibus Plan") (collectively, the 1995 Incentive Plan and the Omnibus Plan are the "Plans") which options have exercise prices of $8.00 per share or higher to purchase shares of the Company's common stock, par value $0.01 per share ("Common Stock") for new options (the "New Options") to purchase shares of Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). The Letter of Transmittal is attached hereto as exhibit (a)(2). The number of shares of Common Stock subject to the New Options will be equal to the number of shares subject to the options tendered by each option holder and accepted for exchange by us.

         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"),
Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"),
Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d)      Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.


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

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Information Regarding the Company") and Section 16 ("Additional Information"), on pages 28 through 52 of the Company's Annual Report on Form 10-K for its fiscal year ended January 31, 2001, and on pages 3 through 16 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended July 31, 2001 is incorporated herein by reference.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Regarding the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.

         (a)      (1)      Offer to Exchange, dated October 22, 2001.

                  (2)      Form of Letter of Transmittal.

                  (3)      Form of Letter to Eligible Option Holders.

                  (4)      Form of Letter to Tendering Option Holders.

                  (5)      Company's Press Release dated October 22, 2001.

         (b)      Not applicable.

         (d) (1) Amended and Restated 1995 Incentive Stock Option Plan, filed as Exhibit 10.3 to the Form 10-Q for the fiscal quarter ended October 31, 2000 and incorporated herein by reference.

                  (2) 1998 Omnibus Plan filed as Exhibit B to the Form DEF14A filed on September 29, 2000, and incorporated herein by reference.

                  (3) Form of Stock Option Agreement pursuant to the Amended and Restated 1995 Incentive Stock Option Plan.

                  (4) Form of Stock Option Agreement pursuant to the 1998 Omnibus Plan.

                  (5) Stock Option agreement dated September 21, 1999 between the Company and Dennis M. Prock for an option to purchase 150,000 shares of the Company's common stock granted as an inducement to employment.



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

                  (6) Stock Option agreement dated August 3, 2000 between the Company and Monte Weiner for an option to purchase 200,000 shares of the Company's common stock granted as an inducement to employment.

                  (7) Stock Option agreement dated May 31, 2001 between the Company and Edward Dietze for an option to purchase 55,000 shares of the Company's common stock granted as an inducement to employment.

                  (8) Stock Option agreement dated May 31, 2001 between the Company and Norman Raben for an option to purchase 110,000 shares of the Company's common stock granted as an inducement to employment.

                  (9) Stock Option agreement dated May 31, 2001 between the Company and David Buescher for an option to purchase 250,000 shares of the Company's common stock granted as an inducement to employment.

                  (10) Warrant dated September 8, 1999 to purchase 25,644 shares of the Company's common stock granted by the Company to Charles Levy Circulating Company.

                  (11) Warrant dated August 3, 2000 to purchase 5,000 shares of the Company's common stock granted by the Company to Richard Tilton as partial compensation for consulting services.

         (g) Not applicable.

         (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                      The Source Information Management Company doing business as
                                      Source Interlink Companies



                                      /s/ W. BRIAN RODGERS
                                      -----------------------
                                      W. Brian Rodgers
                                      Chief Financial Officer
Date:  October 22, 2001










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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                        DESCRIPTION
---------------    --------------------------------------------------------------------------------------------
(a)(l)             Offer to Exchange, dated October 22, 2001.
(a)(2)             Form of Letter of Transmittal.
(a)(3)             Form of Letter to Eligible Option Holders.
(a)(4)             Form of Letter to Tendering Option Holders.
(a)(5)             Company's Press Release dated October 22, 2001.
(d)(1)             Amended and Restated 1995 Incentive Stock Plan, filed as Exhibit 10.3 to the Company's
                   10-Q for fiscal quarter ended October 31, 2000 and incorporated herein by reference.
(d)(2)             1998 Omnibus Plan filed as Exhibit B to the Form DEF14A filed on September 29, 2000, and incorporated herein by reference.
(d)(3)             Form of Stock Option Agreement pursuant to the Amended and Restated 1995 Incentive Stock
                   Option Plan
(d)(4)             Form of the Stock Option Agreement pursuant to the 1998 Omnibus Plan
(d)(5)             Stock Option agreement dated September 21, 1999 between the Company and Dennis M. Prock for an option to purchase 150,000 shares of the Company's common stock granted as an inducement to employment.
(d)(6)             Stock Option agreement dated August 3, 2000 between the Company and Monte Weiner for an option to purchase 200,000 shares of the Company's common stock granted as an inducement to employment.
(d)(7)             Stock Option agreement dated May 31, 2001 between the Company and Edward Dietze for an option to purchase 55,000 shares of the Company's common stock granted as an inducement to employment.
(d)(8)             Stock Option agreement dated May 31, 2001 between the Company and Norman Raben for an option to purchase 110,000 shares of the Company's common stock granted as an inducement to employment.
(d)(9)             Stock Option agreement dated May 31, 2001 between the Company and David Buescher for an option to purchase 250,000 shares of the Company's common stock granted as an inducement to employment.
(d)(10)            Warrant dated September 8, 1999 to purchase 25,644 shares of the Company's common stock granted by the Company to Charles Levy Circulating Company.
(d)(11)            Warrant dated August 3, 2000 to purchase 5,000 shares of the Company's common stock granted by the Company to Richard Tilton as partial compensation for consulting services




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